EMPLOYMENT AGREEMENT

THIS AGREEMENT is made this 1st day of July 2012, by and between GBX Companies, Inc. (Formerly Known As Destiny Media Corp.), a Delaware Corporation, (hereinafter the "Corporation"), and Donald G. Mack (hereinafter the "Employee").

RECITALS

WHEREAS, the Corporation is engaged in the business of production and sales of all natural juice beverages; and

WHEREAS, the Corporation is desirous of hiring Employee, and Employee has the ability to assist the Corporation in meeting certain business goals and objectives in a variety of areas of business and financial matters including but not limited to: corporate development, corporate finance, mergers and acquisitions, contract negotiations, capitalization structuring, private and public offerings, business plan development, strategic planning, marketing and management services; and employee is willing to perform such tasks as may be delegated to him; and

NOW THEREFORE, in consideration of the premises, and of the mutual promises and undertaking herein contained, the parties agree as follows:

AGREEMENT

1. EMPLOYMENT.

The Corporation hereby employs Employee and Employee accepts the employment with the Corporation under the terms and conditions as stated herein.

2. DUTIES.

Employee shall devote his full time to the affairs of the Corporation as is reasonably required to fulfill his duties to the Corporation in accordance with the terms of the Agreement and to the highest ethical standards. Employee shall also perform such duties as are reasonably assigned to him from time to time by the Board of Directors of the Corporation. Employee shall also be free to engage in other activities outside of his employment which are not related to the business of the Corporation and as long as these outside activities do not interfere with his responsibilities to the Corporation. Any income earned on these outside activities shall inure to the benefit of the Employee.

3. TERM.

The term of this Agreement shall be for a period of five (5) years and effective as of the abovementioned date and shall end on June 30, 2017 unless extended upon mutual acceptance of the parties. Except as otherwise provided for herein, this agreement cannot be terminated by the Corporation unless as defined in Paragraph 16 of this Agreement. In the event of any termination of this Agreement by the Corporation other than for cause as defined in Paragraph 16, all compensation due Employee for the full term of this Agreement as set forth herein shall become due and payable to the Employee immediately.

4. COMPENSATION.

A. Base Compensation. Beginning in year one, the base annual salary shall be equal to $84,000 and shall be paid in semi-monthly installments equal to $3,500 consistent with the payroll procedures of the company. At the achieved milestone of the company having completed a minimum of one million in any form of financing, the base annual salary shall be equal to $102,000 and shall be paid in semi-monthly installments equal to $4,250 consistent with the payroll procedures of the company. Beginning at the achieved milestones of having completed a minimum of an additional three million in any form of financing, AND the company having revenues of $20,000 per month, the base annual salary shall be equal to $132,000 and shall be paid in semi-monthly installments equal to $5,500. Beginning at the achieved milestones of

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having completed a minimum of an additional seven million in any form of financing, AND the company having revenues of $120,000 per month, the base annual salary shall be equal to $150,000 and shall be paid in semi-monthly installments equal to $6,250. At any time after the achieved milestones of having completed a minimum of seven million in any form of financing, AND the company having 3 consecutive months of revenues of $420,000 per month, the base annual salary shall be increased by $25,000 per year and every year subsequent increased by $25,000 per year through the term of this Agreement.

B. Gross Earnings Bonuses. As long as the Employee is employed by the company and provided the Corporation can make cash payments without compromising its financial stability, at the end of each fiscal year the Employee shall receive an "Earnings Bonus", paid in the form of cash, equal to ten (10%) percent of the gross earnings before interest, taxes, depreciation and amortization. This cash bonus shall be calculated at each fiscal year-end and paid no later than 45 days subsequent to any fiscal year-end.

C. Performance Stock Options. The Employee shall receive a Performance Stock Option for obtaining new investment capital for the Corporation. This new investment capital may be obtained from any source derived from the Employee's contacts and any of the Employee's efforts to develop new contacts for the Corporation; and in the new investment capital can be in any form such as: equity, warrants, options or debt, etc. The Performance Stock Option shall be paid as follows: (i) upon the Corporation obtaining an amount of capital equal to or greater than $500,000 of capital the Employee shall be paid and issued an Option to purchase an amount of Class A Common shares equal to five (5%) percent of the issued and outstanding shares at the time prior to the Corporation obtaining the financing with a purchase price equal to $0.0001 per share; (ii) upon the Corporation obtaining an amount of capital equal to or greater than $1,000,000 of capital the Employee shall be paid and issued an Option to purchase an amount of Class A Common shares equal to five (5%) percent of the issued and outstanding shares at the time prior to the Corporation obtaining the financing with a purchase price equal to $0.0001 per share; (iii) upon the Corporation obtaining an amount of capital equal to or greater than $5,000,000 of capital the Employee shall be paid and issued an Option to purchase an amount of Class A Common shares equal to ten (10%) percent of the issued and outstanding shares at the time prior to the Corporation obtaining the financing with a purchase price equal to $0.0001 per share; (iv) upon the Corporation obtaining an amount of capital equal to or greater than $15,000,000 of capital the Employee shall be paid and issued an Option to purchase an amount of Class A Common shares equal to ten (10%) percent of the issued and outstanding shares at the time prior to the Corporation obtaining the financing with a purchase price equal to $0.0001 per share;

Any Performance Stock Option issued shall be evidenced by an "Option Certificate" and entitles the Employee to purchase Class 'A' Voting Common shares in the Corporation with a purchase price equal to $0.0001 per share. Each Option Certificate issued shall expire seven (7) years from the date of issuance.

D. Vesting Stock Options. Employee shall earn an Option for an additional Ten Thousand (10,000) shares of the Corporation's Class 'A' Voting Common shares vested on a monthly basis and paid upon demand for the term of this Agreement. This Vesting Stock Option shall be evidenced by an "Option Certificate" and entitles the Employee to purchase Class 'A' Voting Common shares in the Corporation with a purchase price equal to $0.0001 per share. Each Option issued shall expire seven (7) years from the date earned or issued.

E. Life Insurance. Upon achievement of the additional three million dollar capital raise and the monthly revenues of $20,000, the Corporation shall provide term life insurance protection on Employee's life in an amount no less than Three Million Dollars ($3,000,000.00) face value death benefit and the Employee shall name the beneficiary(ies). The Corporation shall pay said life insurance protection as a pre-tax benefit. The life insurance shall be reviewed annually by the Board of Directors and any necessary and appropriate increases shall be made upon the request of the Employee.

F. Car Allowance. Upon the achievement of the additional seven million dollar capital raise and $120,000 monthly net revenue milestone, the Employee shall be entitled to and the Corporation agrees to provide a car allowance equal to Seven Hundred Fifty Dollars ($750.00) per month for the full term of this Agreement.

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5. VACATIONS.

Employee shall be entitled to two (2) weeks of paid vacation within year one. Beginning in year two (2) and continuing each year of employment thereafter, Employee's vacation time shall be increased by an additional one (1) paid week period. Vacation time shall be mutually determined between the Corporation and the Employee, provided that Employee shall arrange his vacation so as to avoid seriously interfering with the business of the Corporation. This provision caps at 5 weeks per annum. There is no carry-forward provision for un-used vacation. Absences from work or disability or illness shall not be considered as vacation times.

6. INSURANCE BENEFITS.

At such time that the Corporation provides insurance benefits to the officers and/or directors, the Corporation shall provide health and medical insurance for Employee and his family and shall provide life insurance protection on Employee's life and Employee shall have the right to designate the beneficiaries of said insurance. The Corporation may also from time to time adopt stock option plans for the benefit of Employee and other employees of the Corporation.

The Corporation at its own expense shall provide to the Employee, Director and Officer Insurance for Employee which shall carry minimum liability coverage equal to Two Million Dollars ($2,000,000.00) for the term of this Agreement.

7. DISABILITY.

If Employee becomes unable to perform his duties hereunder because of illness or incapacity, the Corporation will continue Employee's salary for a period of up to twenty-four (24) months in the event of Employee's disability and absence from work. The Corporation agrees to, and intends to acquire disability insurance for the benefit of Employee to replace his salary.

8. CHANGE IN CAPITAL STRUCTURE, SHARES ISSUED UNDER THIS AGREEMENT.

Any shares or Options issued or due and payable to the Employee under this Agreement shall be subject to a recalculation in the event the company effects any changes in the capital structure as a result of any forward or reverse splits, mergers, acquisitions, dividends or dilution of any kind at any time.

9. ELECTION BY EMPLOYEE TO CONVERT.

In the event of any default by the Corporation to pay the Employee any portion of the compensation due hereunder and as defined above in paragraph 4, the Employee shall at all times and upon written notice to the Corporation, have the right to immediately convert any such unpaid, deferred or accrued portion of compensation and/or expenses due and owing in whole or in part, into shares of the Corporation as defined in Paragraph 11. CONVERSION OF UNPAID COMPENSATION OR EXPENSES at the time written notice is given by Employee.

10. EXPENSES.

The Corporation and the Employee acknowledge that Employee may incur expenses on behalf of the Corporation incident to the conduct of Employee's duties to the Corporation and the promotion of the business of the Corporation. Therefore, the Corporation agrees to pay to Employee or reimburse Employee for expenses incurred in the ordinary course of employment, including travel, automobile expenses, entertainment, telephone and cellular telephone as well as other expenses related to Employee's working for the Corporation within 10 business days of submitting an expense report and the next following payroll period.

11. CONVERSION OF UNPAID COMPENSATION OR EXPENSES.

With respect to any unpaid, deferred or accrued compensation, stock, options or unpaid expenses due and owing the Employee at anytime during this Agreement, upon written notice to the Corporation the Employee shall have the right at

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any time, but not be obligated, to convert any portion of said unpaid, deferred or accruals into shares of Class 'A' Voting Common shares in the Corporation. If the Corporation is publicly traded, the conversion rate shall be based upon the time of said written notice and shall be equal to a Thirty (30%) Percent discount to the previous four (4) weeks average trading bid price of the stock as quoted by NASDAQ, the Electronic Bulletin Board or any other such Exchange that the Corporation's securities might be traded at the time of conversion. If the Corporation is privately owned or not trading on any such exchange, the conversion rate shall be equal to the higher of: (a) the Corporation's Par value; OR (b) the Corporation's "Net Asset Book Value" at the time of written notice.

12. CHANGE IN CONTROL OF THE CORPORATION.

In the event of any form of financing either private or public, or a merger or acquisition of the Corporation, or a change in control of equity ownership, or sale of the company or business, or change in the Board of Directors or structure of management and provided the Employee's services are not terminated for cause as defined in Paragraph 16 or there is no pending notice of termination under Paragraph 16, Employee shall be entitled to his full compensation due him for the entire remaining term of this Agreement as defined in Paragraph 4. COMPENSATION, including the Employee becoming completely and "Fully Vested" immediately as defined in Paragraph 4.D. Vesting Options, as well as any other outstanding Options that may be due and payable to the Employee. Additionally, in the event of any form of financing either private or public, or a merger or acquisition of the Corporation, or a change in control of equity ownership, or sale of the company or business, or change in the Board of Directors or structure of management and in the event of involuntary termination of employment without cause by the Corporation, Employee shall require the Corporation, and the Corporation agrees to repay upon demand any loans made to the Corporation by the Employee, any expenses paid by the Employee, personal financial guarantees or any obligations the Employee has made or undertaken on behalf of the Corporation.

13. WORKING FACILITIES.

The Corporation shall provide, at its sole cost and expense, such office furniture, office supplies, equipment, computers, laptops, printers, etc., as may be reasonably required to adequately furnish Employee's office located in the Corporation's suite(s). The Corporation shall retain all rights of ownership with respect to such furniture, fixtures or equipment that it purchases, excluding any furniture, fixtures or equipment that might be personally owned by the Employee (a list of which shall be attached hereto and amended from time-to-time). The Corporation shall provide Employee, at the Corporation's sole cost and expense, all stenographic and technical help and other services reasonably required for the performance of duties for the Corporations.

14. REGISTRATION RIGHTS.

At the expense of the Corporation the Employee shall at all times have the right to register any of his shares in the Corporation under Registration S-8 or any other registration that may be available to Employee or the Corporation.

15. DEATH DURING EMPLOYMENT.

If Employee dies during the term of his employment, the Corporation shall pay to the estate of the Employee the full amount of unpaid compensation as defined in Paragraph 4 for the entire remaining term of this 5 year Agreement which would otherwise be payable to Employee. If Employee dies during the term of his employment, the Corporation shall also pay to the estate of the Employee any unpaid compensation, expenses, stock or options that may be due and payable to the Employee at the time of death. Thereafter, the Corporation shall have no further financial obligation to Employee or his estate.

16. TERMINATION OF EMPLOYMENT FOR CAUSE.

Employee may be dismissed upon the reasonable determination by the Board of Directors and only after the Board of Directors has communicated by written notice to Employee based only on the defaults as set forth below and provided Employee has been served notice of any such default and fails to cure said default within ninety (30) days of written notice following the occurrence of any of the following events: (A) Employee's continual material breach of any of his obligations

INITIALS: ________ ________

under this Agreement as determined by a court of law; (B) Employee persists in pursuing a course of actions that materially and adversely injures the professional standing of the Corporation as determined by a court of law: (C) Employee is found to have illegally profited personally from his access to the Corporation's assets or in the conduct of business for the Corporation with its vendors, investors and contractors; or (D) Employee is convicted of a felony for any reason.

17. VOLUNTARY RESIGNATION.

At any time Employee may voluntarily resign from the Corporation by delivering to the Corporation his written notice specifying the effective date of resignation. Upon such a resignation, the Corporation shall have no further obligation to Employee under the terms of this Agreement or otherwise, except with respect to funds owing to Employee by the Corporation through the effective date of resignation including but not limited to accrued salary and expense account items.

In the event that the Employee's employment is terminated by Employer without cause, or pursuant to Section 16, or due to any change in control of the Corporation resulting from a merger or other acquisition of the Corporation, or a change in control of equity ownership, the Board of Directors or structure of management, then the Corporation agrees to immediately upon written notice, register with the United States Securities and Exchange Commission, all of the shares of stock owned by Employee in the Corporation, including any shares underlying any stock options, warrants or the like.

18. SURRENDER OF RECORDS.

Employee agrees that upon termination of employment for any cause whatsoever, he will surrender to the Corporation in good condition any records or files kept by him with regard to the Corporation.

19. POLICY DECISIONS.

It is understood that the Corporation shall have the sole and exclusive right of management in connection with the affairs of the Corporation.

20. ENTIRE AGREEMENT: WAIVER.

This Agreement represents the sole and entire understanding of the parties with respect to its subject matter and all prior negotiations, discussions, commitments and understandings heretofore between them with respect thereto are merged herein. This Agreement cannot be changed or terminated or any performance or condition waived in whole or in part except by a written notice signed by the party against enforcement of the change, termination or waiver is sought. A waiver on one occasion shall not constitute a waiver on any future occasion. In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

21. PARTIAL PERFORMANCE.

Partial performance or the forbearance in the exercise of any right or remedy by either party shall not be a waiver of the right to demand full, complete and timely performance and the right to exercise all rights and remedies on subsequent occasions.

22. ASSIGNMENT.

The rights and obligations of the Corporation under this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Corporation. This Agreement shall not be assigned by Employee without prior written consent by the Corporation with the exception of the Employee assigning the rights and obligations of the Corporation under this Agreement to Employees children, or spouse, or Trusts and/or entities of which the beneficiaries are the children or spouse.

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23. NOTICES.

Any and all notices required or permitted to be given under this Agreement shall be sufficient if furnished in writing, and either delivered by registered or certified mail to the last known residence in the case of Employee; or to its principal office, in the case of the Corporation. Each mailed notice shall be deemed to have been given to, or served upon, the party to which addressed on the date the same is deposited in the United States mail and postage prepaid.

24. ARBITRATION.

Any controversy between Employee or the Corporation involving the enforcement, construction or application of any of the terms, provisions or conditions of this Agreement, shall be on the written request of either of the parties served on the other, be submitted to mediation, and then, if not resolved, to binding arbitration. All claims, demands, disputes, controversies, differences, or misunderstandings between or among the parties shall be settled by arbitration in accordance with the rules of the American Arbitration Association then obtaining. Said Arbitration shall take place in Denver, State of Colorado. Any determination rendered in such proceeding shall be binding and conclusive upon the parties hereto and judgment thereon may be entered in any court that has jurisdiction thereof.

25. GOVERNING LAW.

This Agreement shall be governed by the laws of the State of Colorado.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first written above.

CORPORATION:

DESTINY MEDIA CORPORATION CORPORATE SEAL

GBX COMPANIES, INC.,
F/K/A DESTINY MEDIA CORP.

SEAL:

BY: Robert Paladino, Chief Executive Officer

BY: George Palmer, Director, Corporate Secretary

EMPLOYEE:

BY: Donald G. Mack, Employee